SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G/A
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 1)1 [FN]

                                Film Roman, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   0003172341
                                 (CUSIP Number)

                                December 31, 1998
              Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is Filed:

         [ ] Rule 13d-1(b)
         [ ] Rule 13d-1(c)
         [X] Rule 13d-1(d)







--------

[FN]
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 0003172341                                           Page 2 of 4 Pages


1)   Name of Reporting Person                        BCI Growth III, L.P.
     I.R.S. Identification
     No. of Above Person (Entities Only)
2)   Check the Appropriate Box                              (a) [   ]
     if a Member of a Group                                 (b) [   ]
3)   SEC Use Only
4)   Citizenship or Place                            Delaware
     of Organization
Number of                     5)   Sole Voting       743,999 shares of
Shares Beneficially                Power             Common Stock
Owned by Each                                        (including 30,030
Reporting Person                                     shares issuable
With:                                                upon exercise of
                                                     warrant)

                              6)   Shared Voting
                                   Power                        -0-

                              7)   Sole Disposi-     743,999 shares of
                                   tive Power        Common Stock
                                                     (including 30,030
                                                     shares issuable
                                                     upon exercise of
                                                     warrant)

                              8)   Shared Dis-
                                   positive Power              -0-


9)   Aggregate Amount Beneficially                   743,999 shares of
     Owned by Each Reporting Person                  Common Stock
                                                     (including 30,030
                                                     shares issuable
                                                     upon exercise of
                                                     warrant)

10)  Check if the Aggregate Amount in Row (9)
     Excludes Certain Shares

11)  Percent of Class
     Represented by                                  8.7%
     Amount in Row (9)

12)  Type of Reporting
     Person                                          PN

CUSIP No. 0003172341                                           Page 3 of 4 Pages


                         Amendment No. 1 to Schedule 13G

          Reference is hereby made to the statement on Schedule 13G originally filed on February 12, 1997 (the "Schedule 13G"). Terms defined in the Schedule 13G are used herein as so defined.

          The following items of the Schedule 13G are hereby amended and restated to read in their entirety as follows:

Item 4    -    Ownership.

               (a)  Amount Beneficially Owned:

                    743,999 shares of Common Stock (including
                    30,030 shares issuable upon exercise of
                    warrant)

               (b)  Percent of Class:

                    8.7%

               (c)  Number of shares as to which such person has:

               (i)  sole power to vote or to direct the vote:

                    743,999 shares of Common Stock (including
                    30,030 shares issuable upon exercise of
                    warrant)

               (ii) shared power to vote or to direct the vote:

                     -0-

               (iii)sole power to dispose or to direct the
                    disposition of:

                    743,999 shares of Common Stock (including
                    30,030 shares issuable upon exercise of
                    warrant)

               (iv) shared power to dispose or to direct the
                    disposition of:

                    -0-

CUSIP No. 0003172341                                           Page 4 of 4 Pages
Signature:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                               BCI GROWTH III, L.P.

                                               By  Teaneck Associates, L.P.,
                                                   General Partner



                                               By  /s/ Ted Horton
                                                   General Partner


Date: February 9, 1999